Amneal Pharmaceuticals, Inc.

400 Crossing Boulevard, 3rd Floor

Bridgewater, New Jersey 08807

May 7, 2018

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amneal Pharmaceuticals, Inc. (formerly known as Atlas Holdings, Inc.)

Registration Statement on Form S-1

File No.: 333-223501

Request for Withdrawal of Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Amneal Pharmaceuticals, Inc. (the “Company”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-223501), (the “Registration Statement”) and all exhibits thereto, effective as of the date hereof or at the earliest practicable date hereafter.

The Registration Statement was initially filed with the Commission on March 7, 2018 but has not been declared effective by the Commission, and none of the Company’s securities have been sold pursuant to the Registration Statement. The Company is seeking withdrawal of the Registration Statement in connection with the filing of a related registration statement to follow immediately. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act, and is withdrawing the Registration Statement at the suggestion of the Commission.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or comments relating to this request for withdrawal, please contact our attorney, Wesley C. Holmes of Latham & Watkins LLP, at 212-906-1311.

Very truly yours,

AMNEAL PHARMACEUTICALS, INC.

/s/ Bryan Reasons
Bryan Reasons
Chief Financial Officer

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